July 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos

Re:	Occidental Petroleum Corporation (the “Company”)

PREC14A preliminary proxy statement filing made on Schedule 14A

Filed on June 26, 2019 by Barberry Corp. et al.

File No. 001-09210

Dear Mr. Panos:

This letter sets forth the response of Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP and Beckton Corp. (collectively, the “Icahn Participants”) to the comment letter, dated July 1, 2019 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Icahn Participants’ Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2019.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

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Preliminary Proxy Statement filed on Schedule 14A

1.	Although not necessarily adaptable to the type of authorization being sought, Item 1 of Schedule 14A seeks disclosure of the date by which the requests must be submitted to the extent state law requires that such a date be specified and/or alternatively whether the participants intend to set a date. Please advise us, with a view towards revised disclosure, how the participants have complied with this item requirement or have otherwise concluded that it is inapplicable. Refer to Rule 14a-1(f) which defines the term “proxy” to include an authorization within the meaning of Section 14(a) that is being sought by the participants.

The Icahn Participants are seeking “written requests” from stockholders requesting that the Board fix a Record Date to determine which stockholders are entitled to consent to the Proposals set forth in the Preliminary Proxy Statement. The Icahn Participants must solicit the Requisite Percentage of these “written requests” from stockholders to submit a valid Written Notice to the Company requiring that the Company fix the Record Date under the procedures set forth in the Charter. The solicitation of these “written requests” is not a solicitation for written consents within the meaning of Section 228 of the DGCL. In the event the Icahn Participants solicit the Requisite Percentage of “written requests” and the Record Date is fixed by the Company, then the Icahn Participants intend to solicit written consents within the meaning of Section 228 of the DGCL to approve the Proposals by written consent of stockholders without a stockholder meeting.

Item 1 requires, in part, that if action is to be taken by written consent, state the date by which consents are to be submitted if state law requires that such a date be specified or if the person soliciting intends to set a date. In response to the Staff’s comment, we refer to the disclosure on page 12 of the Preliminary Proxy Statement stating that “the Icahn Participants anticipate submitting Written Notice to the Company’s Secretary on the first business day after the Icahn Participants believe that they have obtained Record Date Request Forms from the Requisite Percentage of stockholders.” The Icahn Participants will supplement such disclosure on page 12 of the Preliminary Proxy Statement as shown on Exhibit A hereto to further clarify that they do not intend to specify an outside date by which the written requests are to be submitted to the Company. Further, the Icahn Participants do not believe there is a requirement under Delaware law to specify a date by which the written requests are to be submitted to the Company.

2.	Please advise us, with a view toward revised disclosure, how the participants complied with Item 6(b) regarding the record date or absence thereof. To the extent the right to give the solicited request is not considered a vote or consent, please advise us of the basis for that conclusion and any criteria to be used in determining who is eligible to give the request.

Item 6(b) requires, in summary, disclosure of the record date, if any, with respect to the solicitation, or, if the right to vote or give consent is not to be determined, in whole or in part, by reference to a record date, disclosure of the criteria for the determination of security holders entitled to vote or give consent. The Charter does not contemplate that a record date be fixed with respect to the solicitation of “written requests” from stockholders to request that the Board fix a Record Date to determine which stockholders are entitled to consent to the Proposals set forth in the Preliminary Proxy Statement. Rather, the Charter specifies that the Written Notice must be signed by the Requisite Percentage of stockholders of record “at the time such notice is delivered” to the Company’s Secretary.

In response to the Staff’s comment, the Icahn Participants will supplement the disclosure on pages 4 and 14 of the Preliminary Proxy Statement as shown on Exhibit A hereto to clarify that stockholders are entitled to request that a Record Date be fixed by the Board only with respect to the shares of Company Common Stocked owned by the stockholder as of the date Written Notice is delivered to the Company.

3.	Please advise us how the participants complied with Item 23 regarding the distribution of this proxy statement.

In response to the Staff’s comment, the Icahn Participants will revise the disclosure on page 15 of the Preliminary Proxy Statement as shown on Exhibit A hereto.

Certain Information Regarding the Participants, page 17

4.	Please advise us, with a view toward revised disclosure, why the Icahn Parties are viewed as only being “deemed” to be the beneficial owners of approximately 4.4% of the outstanding as distinguished from being the beneficial owners of shares without qualification.

In response to the Staff’s comment, the Icahn Participants will revise the disclosure on page 17 of the Preliminary Proxy Statement as shown on Exhibit A.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 702-4382.

Sincerely,

/s/ Andrew Langham

Andrew Langham, Icahn Enterprises L.P.

Exhibit A

Proposed Changes to Page 12 in Response to Comment #1

Based on the number of shares outstanding, Record Date Requests and other required documents representing an aggregate of at least 149,575,572 shares of Company Common Stock, including the shares held by the Icahn Participants, will be required to request the fixing of the Record Date. The Icahn Participants anticipate submitting Written Notice to the Company’s Secretary on the first business day after the Icahn Participants believe that they have obtained Record Date Request Forms from the Requisite Percentage of stockholders. The Icahn Participants do not intend to set a date by which the Written Notice will be or must be submitted to the Company’s Secretary.

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Proposed Changes to Pages 4 and 14 in Response to Comment #2

If any portion of your shares of Company Common Stock is sold prior to the date that the Written Notice is delivered to the Company, your Record Date Request Form will be deemed revoked to the extent of such sale. Therefore, we request that you not sell any portion of your shares (or otherwise reduce your ownership of the shares as to which you have submitted a Record Date Request Form) until after the date that the Written Notice is delivered to the Company by the Icahn Participants. Stockholders are entitled to request that a Record Date be fixed by the Board only with respect to the shares of Company Common Stock owned by the stockholder as of the date Written Notice is delivered to the Company.

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Sales of Your Company Common Stock. If any portion of your shares of Company Common Stock is sold prior to the date that the Written Notice is delivered to the Company, your Record Date Request Form will be deemed revoked to the extent of such sale. Therefore, we request that you not sell any portion of your shares (or otherwise reduce your ownership of the shares as to which you have submitted a Record Date Request Form) until after the date that the Written Notice is delivered to the Company by the Icahn Participants. Stockholders are entitled to request that a Record Date be fixed by the Board only with respect to the shares of Company Common Stock owned by the stockholder as of the date Written Notice is delivered to the Company.

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Proposed Changes to Page 15 in Response to Comment #3

SOLICITATION OF REQUESTS; EXPENSES

The Icahn Participants will bear the entire expense of preparing and mailing this Solicitation Statement and any other soliciting material and the total expenditures relating to delivering the Written Notice to the Company’s Secretary, including costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, and litigation. We may solicit your proxy by telephone, email, facsimile, and personal solicitation, in addition to by mail. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of Company Common Stock that such institutions hold and for reasonable expenses incurred in communicating with DTC.

~~To the extent that two or more~~Only one copy of this Solicitation Statement is being delivered to multiple stockholders who share an address unless we received contrary instructions from one or more of the stockholders ~~share an address, the Icahn Participants~~. We will deliver promptly ~~deliver~~upon written or oral request a separate copy of this Solicitation Statement to ~~any~~a stockholder at a shared address ~~who submits a written or oral request for a separate copy. A request~~to which a single copy of this Solicitation Statement was delivered. Requests for ~~an~~ additional ~~copy~~copies of this Solicitation Statement ~~can~~, requests that in the future separate communications be sent to stockholders who share an address, and requests that in the future a single communication be sent to stockholders who share an address should be made by contacting Harkins Kovler at:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Telephone: +1 (212) 468-5380

Toll-Free: +1 (800) 339-9883

Email: Icahn-OXY@HarkinsKovler.com

FAX: +1 (212) 468-5381

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Proposed Changes to Page 17 in Response to Comment #4

The Icahn Parties ~~are deemed to~~ beneficially own, in the aggregate, 33,244,429 shares of Company Common Stock, representing approximately 4.4% of the outstanding shares of Company Common Stock (based upon the 747,877,859 shares of Company Common Stock outstanding as of March 31, 2019 as disclosed in the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on May 6, 2019.